Exhibit A

Ceragon to Acquire End 2 End Technologies, Expanding its Offering to
Private Networks in North America

Expected to be Accretive to Non-GAAP Earnings Basis, by the Second Half of 2025

Expected to Accelerate Ceragon’s Private Networks Business, Particularly in the Energy and
Utilities Markets

Rosh Ha'ain, Israel, January 14, 2025 – Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, today announced that it has entered into a definitive agreement to acquire End 2 End Technologies, LLC a US systems integration and software development company that serves Private Networks, primarily in the Energy and Utilities markets. The consideration amounts to approximately $8.5 million, and up to an additional $4.3 million subject to achieving certain financial goals primarily in 2025 and paid mostly in 2026. At closing, Ceragon will finance the cash consideration from its available cash and unused credit facilities and will issue approximately 215,000 ordinary shares.

Ceragon is expected to generate $15-19 million in incremental 2025 revenue from this acquisition. Ceragon management expects the combination to accelerate its strategy in the Private Networks domain and anticipates the transaction to be accretive to non-GAAP earnings by the second half of 2025.

Doron Arazi, Ceragon CEO, said “The acquisition of End 2 End Technologies is expected to accelerate the execution of our strategy, increase our market share in private networks in North America and enhance our capabilities in the fastest-growing portion of the telecommunications connectivity market. End 2 End Technologies also adds proven system integration capabilities, as well as a unique network management software platform that is being sold globally, primarily in the energy space.

“End 2 End Technologies also has an impressive team and strong leadership, with deep technical expertise and a strong full services suite offering, specifically designed for the markets it serves,” added Arazi. “We are confident we can leverage End 2 End Technologies’ team expertise, proprietary software, and system integration capabilities, to further enrich our offering to private networks globally, in multiple verticals.”

For over a decade, End 2 End Technologies has served dozens of customers in the US, building a strong brand with its unique expertise in the Energy and Utilities markets. The End 2 End Technologies has approximately 50 employees and is recognized for its deep technical expertise in radio frequency communications, both in broadband and narrowband, as well as its wide support of industrial applications. End 2 End Technologies believes in driving innovation through the development of its own proprietary software, which very much aligns with Ceragon’s approach to innovation.

Greg Crow, End 2 End Technologies co-founder and CEO, said, “Ceragon’s strategy to grow its market share in private networks, specifically in energy and utilities as well as its current offerings, positioning and footprint in the global markets, make it a strong fit to End 2 End Technologies’ growth and development aspirations. During the due diligence and negotiation phase, we were also exposed to Ceragon’s culture, and we believe that there is a great match that can support a very successful combination.”

The closing of the transaction is subject to customary closing conditions. Ceragon expects the deal to close by the end of January 2025.

About End 2 End Technologies

End 2 End Technologies offers a unique combination of wireless communications and information technology expertise. Operating primarily in the Energy and Utilities verticals, End 2 End Technologies provides all products and services required for business-driven connectivity solutions from initial design to deployment and management of all network components and IIoT/Edge devices. For more information, visit https://e2etechinc.com/

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the companies’ businesses and the price of Ceragon’s traded securities; uncertainties as to the timing of the consummation of the transaction and the potential failure to satisfy the conditions to the consummation of the transaction; delays, disruptions or increased costs in the integration of End 2 End Technologies’ business with Ceragon; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel, customers, and vendors may not succeed; risks related to diverting management’s attention from Ceragon’s ongoing business operations; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Ceragon’s traded securities; the effects of the evolving nature of the war situation in Israel and the related evolving regional conflicts; the impact of general economic conditions on the on Ceragon’s and End 2 End Technologies’ business; ongoing or potential litigations or disputes, incidental to the conduct of End 2 End Technologies’ ongoing business, with customers, suppliers, landlords, or other third parties; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; potential negative changes in general economic conditions in the regions or the industries in which Ceragon and End 2 End Technologies operate; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on March 21, 2024, as well as other documents that may be subsequently filed by Ceragon from time to time with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor Contact:

Rob Fink
FNK IR
646-809-4048
crnt@fnkir.com